210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7
FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces First Quarter 2013 Results

CALGARY, AB, May 9, 2013 --- Oncolytics Biotech Inc. (TSX:ONC, NASDAQ:ONCY) (“Oncolytics” or the “Company”) today announced its financial results and operational highlights for the quarter ended March 31, 2013.

“We recently reported positive data from our squamous cell carcinoma of the lung study both with respect to the study's primary endpoint and tumour shrinkage, which supports the conduct of further studies in this indication,” said Dr. Brad Thompson, President and CEO of Oncolytics. “In late February we were also able to substantially strengthen our balance sheet through an offering of common shares for gross proceeds of US$32.0 million that will be principally used to fund our ongoing clinical program.”

Selected Highlights

Since January 1, 2013, the Company has made a number of significant announcements including:

Clinical Trial Results

•
Reaching the primary overall statistical endpoint in the first stage of a U.S. Phase 2 clinical trial in patients with squamous cell carcinoma of the lung (SCCLC) using intravenous administration of REOLYSIN in combination with carboplatin and paclitaxel (REO 021) and reporting positive percent overall tumour shrinkage data. The primary endpoint was met if nine or more patients in both stages combined had a partial response (PR) or better. This endpoint was met after 21 evaluable patients were treated on study, nine of which exhibited PRs, while a further nine showed stable disease (SD) and three, progressive disease (PD), for a response rate of 42.8% and a disease control rate (complete response (CR) + PR + SD) of 85.7%;

•
Reporting positive preliminary results from a Phase I study examining the intravenous administration of REOLYSIN in combination with FOLFIRI in patients with metastatic colorectal cancer (REO 022) in a poster presentation at the ASCO Gastrointestinal Cancers Symposium. Of the 18 patients evaluable for response there was one PR and nine had SD. The combined overall progression free survival (PFS) of FOLFIRI-naïve and FOLFIRI-failed patients was 7.4 months. The authors concluded that the combination of REOLYSIN and FOLFIRI was safe and well tolerated and resulted in disease control in the majority of evaluable patients, including patients that had previously progressed on Irinotecan;

Clinical Trial Program

•
Completion of patient enrollment in a U.S. Phase 2 clinical trial evaluating intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours (REO 016);

Management

•	Appointment of Dr. Jeremy Grushcow to the role of General Counsel; and

Financial

•
Closing of a U.S. underwritten public offering of 8.0 million common shares, at a price of US$4.00 per common share for gross proceeds, before deducting underwriting commissions and offering expenses, of approximately US$32.0 million.

ONCOLYTICS BIOTECH INC.
INTERM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)

	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	41,519,657	19,323,541
Short-term investments	2,001,644	1,969,228
Accounts receivable	77,976	44,979
Prepaid expenses	273,184	331,094
Total current assets	43,872,461	21,668,842
Non-current assets
Property and equipment	399,805	409,248
Total non-current assets	399,805	409,248

Total assets	44,272,266	22,078,090
Liabilities And Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	5,625,227	7,291,310
Total current liabilities	5,625,227	7,291,310
Shareholders' equity
Share capital Authorized: unlimited Issued: March 31, 2013 - 84,758,818 December 31, 2012 - 76,710,285	228,501,829	198,155,091
Warrants	376,892	376,892
Contributed surplus	24,212,434	24,126,265
Accumulated other comprehensive loss	(22,927)	(57,115)
Accumulated deficit	(214,421,189)	(207,814,353)
Total shareholders' equity	38,647,039	14,786,780
Total liabilities and equity	44,272,266	22,078,090

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

For the three month period ending March 31,	2013 $	2012 $
Expenses
Research and development	5,117,044	7,490,544
Operating	1,564,751	1,088,051
Operating loss	(6,681,795)	(8,578,595)
Interest	74,959	120,067
Loss before income taxes	(6,606,836)	(8,458,528)
Income tax expense	—	—
Net loss	(6,606,836)	(8,458,528)
Other comprehensive income items that may be reclassified to net loss
Translation adjustment	34,188	(34,259)
Net comprehensive loss	(6,572,648)	(8,492,787)
Basic and diluted loss per common share	(0.08)	(0.11)
Weighted average number of shares (basic and diluted)	79,766,258	74,552,824

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$
As at December 31, 2011	177,282,566	21,142,519	2,653,627	(117,501)	(171,440,832)	29,520,379

Net loss and comprehensive loss	—	—	—	(34,259)	(8,458,528)	(8,492,787)
Issued, pursuant to a bought deal financing	19,418,551	—	376,892	—	—	19,795,443
Exercise of stock options	670,719	(208,136)	—	—	—	462,583

Share based compensation	—	13,853	—	—	—	13,853
As at March 31, 2012	197,371,836	20,948,236	3,030,519	(151,760))	(179,899,360))	41,299,471

	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	$	$	$	$	$	$

As at December 31, 2012	198,155,091	24,126,265	376,892	(57,115)	(207,814,353)	14,786,780

Net loss and comprehensive loss	—	—	—	34,188	(6,606,836)	(6,572,648)
Issued, pursuant to a public offering	30,207,062	—	—	—	—	30,207,062
Exercise of stock options	139,676	(34,687)	—	—	—	104,989

Share based compensation	—	120,856	—	—	—	120,856
As at March 31, 2013	228,501,829	24,212,434	376,892	(22,927))	(214,421,189))	38,647,039

ONCOLYTICS BIOTECH INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

For the three month period ending March,	2013 $	2012 $

Operating Activities
Net loss for the period	(6,606,836)	(8,458,528)
Amortization - property and equipment	24,581	28,061
Share based compensation	120,856	13,853
Unrealized foreign exchange loss	(307,653)	(45,009)
Net change in non-cash working capital	(1,641,170)	(39,453)
Cash used in operating activities	(8,410,222)	(8,501,076)
Investing Activities
Acquisition of property and equipment	(15,138)	(31,932)
Purchase of short-term investments	(32,416)	(32,441)
Cash used in investing activities	(47,554)	(64,373)
Financing Activities
Proceeds from exercise of stock options and warrants	104,989	462,583
Proceeds from public offering	30,207,062	19,795,443
Cash provided by financing activities	30,312,051	20,258,026
Increase in cash	21,854,275	11,692,577
Cash and cash equivalents, beginning of period	19,323,541	32,918,751
Impact of foreign exchange on cash and cash equivalents	341,841	10,750
Cash and cash equivalents, end of period	41,519,657	44,622,078

To view the Company's Fiscal 2013 First Quarter Consolidated Financial Statements, related Notes to Consolidated Financial Statements, and Management's Discussion and Analysis, please see the Company's quarterly filings which will be available on www.sedar.com and on www.oncolyticsbiotech.com/financials.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2013 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:

The Equicom Group Nick Hurst 300 - 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@tmxequicom.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com